No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice of Submission of Extraordinary Report Relating to Resolutions Passed and Results of Voting at the 102nd Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 1, 2026

This document is a translation from the Japanese original Notice of Resolutions passed by the 102nd Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd., prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

July 1, 2026

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

2-3, Toranomon 2-chome,

Minato-ku, Tokyo, 105-8404

Toshihiro Mibe

Director,

President and Representative Executive Officer

Notice of Submission of Extraordinary Report Relating to Resolutions Passed

and Results of Voting at the 102nd Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on July 1, 2026 pursuant to the Financial Instruments and Exchange Act of Japan with respect to the resolutions passed and the results of voting at the 102nd Ordinary General Meeting of Shareholders of the Company held on June 26, 2026 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on the matters resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 26, 2026

(2)	Details of the matters resolved:
ITEM:	Election of Eleven (11) Directors

Eleven (11) Directors were elected: Toshihiro Mibe, Noriya Kaihara, Mahito Shikama, Asako Suzuki, Jiro Morisawa, Kunihiko Sakai, Fumiya Kokubu,

Yoichiro Ogawa, Kazuhiro Higashi, Ryoko Nagata, and Mika Agatsuma.

(3)

Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, requirements for the approval of such matters for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
ITEM Election of Eleven (11) Directors
Toshihiro Mibe	28,870,166	2,467,007	610,630	90.08	Approved
Noriya Kaihara	30,108,664	1,228,510	610,633	93.94	Approved
Mahito Shikama	31,058,828	888,883	101	96.90	Approved
Asako Suzuki	29,609,686	1,727,484	610,639	92.38	Approved
Jiro Morisawa	29,659,349	1,677,820	610,639	92.54	Approved
Kunihiko Sakai	30,283,547	1,053,621	610,639	94.49	Approved
Fumiya Kokubu	29,738,894	1,582,978	625,928	92.79	Approved
Yoichiro Ogawa	30,335,481	1,001,694	610,639	94.65	Approved
Kazuhiro Higashi	29,834,686	1,502,482	610,639	93.09	Approved
Ryoko Nagata	30,468,604	868,573	610,639	95.06	Approved
Mika Agatsuma	30,274,674	1,062,493	610,639	94.46	Approved

Notes:

(i)	The requirement for approval of matters for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Companies Act. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.